Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-2853

Fax: (917) 777-2853

November 3, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                               FORM AW

Target Receivables Corporation

Target Credit Card Master Trust

Target Credit Card Owner Trust 2005-1

Registration Statement on Form S-1/A (No. 333-127864)

Ladies and Gentlemen:

We hereby submit on behalf of Target Receivables Corporation, Target Credit Card Master Trust and Target Credit Card Owner Trust 2005-1 (collectively, the “Companies”) a Form AW to withdraw the Post-Effective Amendment No. 1 to the Companies’ Registration Statement on Form S-1 (the “Registration Statement”) relating to the proposed offering of $900,000,000 aggregate principal amount of Asset Backed Notes.

The initial submission was tagged incorrectly as an post-effective amendment to a registration statement that is not automatically effective upon filing (POS AM).  The correctly tagged filing (POS462B) will be submitted immediately following the submission of this Form AW.

Thank you for your assistance on this matter.

Sincerely yours,

/S/ ANDREW M. FAULKNER

Andrew M. Faulkner